UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PREMIERE GLOBAL SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

740585104

(CUSIP Number)

December 31, 1996

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740585104
	1	Names of reporting persons Boland T. Jones
	2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
	3	SEC use only
	4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 3,002,487
	6	Shared voting power 0
	7	Sole dispositive power 2,622,679
	8	Shared dispositive power 0
	9	Aggregate amount beneficially owned by each reporting person 3,002,487
	10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
	11	Percent of class represented by amount in Row (9) 6.3%(1)
	12	Type of reporting person (see instructions) IN

(1)	Based on 47,378,794 shares of common stock of the Issuer outstanding as of December 31, 2014 as stated in the Issuer’s Form 10-K filed with the SEC on March 16, 2015.
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Explanatory Note: This Schedule 13G (this “Report”) is being filed by Boland T. Jones (“Mr. Jones”) to report his beneficial ownership of common stock, $0.01 par value, (the “Common Stock”) of Premiere Global Services, Inc. (the “Issuer”). This Report is being filed by Mr. Jones with the Securities and Exchange Commission (the “SEC”), because Mr. Jones is the founder of the Issuer who held shares of Common Stock prior to its initial public offering and became a beneficial owner of more than 5% of the Common Stock in March 1996 in connection with the Issuer’s initial public offering. Notwithstanding the absence of a previously filed Schedule 13G by Mr. Jones, his beneficial ownership has been disclosed in the Definitive Proxy Statements on Schedule 14A filed by the Issuer with the SEC and Mr. Jones has filed reports under Section 16 of the Exchange Act.

Item 1.

(a) Name of Issuer:

Premiere Global Services, Inc.

(b) Address of Issuer’s Principal Executive Offices:

3280 Peachtree Road NE

The Terminus Building, Suite 1000

Atlanta, Georgia 30305

Item 2.

(a) Name of Person Filing:

Boland T. Jones

(b) Address of Principal Business Office or, if None, Residence:

3280 Peachtree Road NE

The Terminus Building, Suite 1000

Atlanta, Georgia 30305

(c) Citizenship:

Mr. Jones is a citizen of the United States.

(d) Title of Class of Securities:

Common stock, $0.01 par value

(e) CUSIP Number:

740585104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
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(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount beneficially owned: 3,002,487* **
(b)	Percent of class: 6.3%
The foregoing percentage is based on 47,378,794 shares of Common Stock outstanding as of December 31, 2014 as stated in the Issuer’s Form 10-K filed with the SEC on March 16, 2015.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,002,487
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2,622,679
(iv)	Shared power to dispose or to direct the disposition of: 0

* The Issuer completed its initial public offering in March 1996. Mr. Jones is the founder of the Issuer and held shares of Common Stock prior to its initial public offering. Since 1996, Mr. Jones’s acquisitions of shares of Common Stock have not aggregated to more than two percent of the outstanding Common Stock during any rolling 12 month period. As of December 31, 1996, Mr. Jones beneficially owned 2,767,848 shares representing 11.4% of the Issuer’s outstanding Common Stock based on 24,375,401 shares, which includes shares of Common Stock stated to be outstanding as of December 31, 1996 in the Issuer’s Form 10-K filed with the SEC on March 27, 1997 and shares of Common Stock underlying options to purchase Common Stock; as of December 31, 1997, Mr. Jones beneficially owned 2,941,098 shares representing 8.5% of the Issuer’s outstanding Common Stock based on 34,663,642 shares, which includes shares of Common Stock stated to be outstanding as of December 31, 1997 in the Issuer’s Form 10-K filed with the SEC on March 31, 1998 and shares of Common Stock underlying options to purchase Common Stock; as of December 31, 1998, Mr. Jones beneficially owned 4,074,198 shares representing 8.5% of the Issuer’s outstanding Common Stock based on 47,800,772 shares, which includes shares of Common Stock stated to be outstanding as of December 31, 1998 in the Issuer’s Form 10-K filed with the SEC on March 31, 1999 and shares of Common Stock underlying options to purchase Common Stock; as of December 31, 1999, Mr. Jones beneficially owned 4,075,987 shares representing 8.3% of the Issuer’s outstanding Common Stock based on 48,958,979 shares, which includes shares of Common Stock stated to be outstanding as of December 31, 1999 in the Issuer’s Form 10-K filed with the SEC on March 30, 2000 and shares of Common Stock underlying options to purchase Common Stock; as of December 31, 2000, Mr. Jones beneficially owned 4,275,787 shares representing 8.7% of the Issuer’s outstanding Common Stock based on 49,369,033 shares, which includes shares of Common Stock stated to be outstanding as of December 31, 2000 in the Issuer’s Form 10-K filed with the SEC on April 2, 2001 and shares of Common Stock underlying options to purchase Common Stock; as of December 31, 2001, Mr. Jones beneficially owned 4,622,022 shares representing 8.6% of the Issuer’s outstanding Common Stock based on 53,584,639 shares stated to be outstanding as of December 31, 2001 in the Issuer’s Form 10-K filed with the SEC on April 1, 2002; as of December 31, 2002, Mr. Jones beneficially owned 4,622,022 shares representing 8.6% of the Issuer’s outstanding Common Stock based on 53,540,828 shares stated to be outstanding as of December 31, 2002 in the Issuer’s Form 10-K filed with the SEC on March 31, 2003; as of December 31, 2003, Mr. Jones beneficially owned 4,622,022 shares representing 8.1% of the Issuer’s outstanding Common Stock based on 57,289,895 shares stated to be outstanding as of December 31, 2003 in the Issuer’s Form 10-K filed with the SEC on March 15, 2004; as of December 31, 2004, Mr. Jones beneficially owned 4,479,638 shares representing 6.3% of the Issuer’s outstanding Common Stock based on 71,301,577 shares stated to be outstanding as of December 31, 2004 in the Issuer’s Form 10-K filed with the SEC on March 15, 2005; as of December 31, 2005, Mr. Jones beneficially owned

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4,069,656 shares representing 5.7% of the Issuer’s outstanding Common Stock based on 71,703,933 shares stated to be outstanding as of December 31, 2005 in the Issuer’s Form 10-K filed with the SEC on March 16, 2006; as of December 31, 2006, Mr. Jones beneficially owned 4,051,733 shares representing 5.8% of the Issuer’s outstanding Common Stock based on 70,151,998 shares stated to be outstanding as of December 31, 2006 in the Issuer’s Form 10-K filed with the SEC on March 15, 2007; as of December 31, 2007, Mr. Jones beneficially owned 3,591,785 shares representing 5.8% of the Issuer’s outstanding Common Stock based on 61,755,728 shares stated to be outstanding as of December 31, 2007 in the Issuer’s Form 10-K filed with the SEC on February 29, 2008; as of December 31, 2008, Mr. Jones beneficially owned 3,421,361 shares representing 5.6% of the Issuer’s outstanding Common Stock based on 60,792,441 shares stated to be outstanding as of December 31, 2008 in the Issuer’s Form 10-K filed with the SEC on March 2, 2009; as of December 31, 2009, Mr. Jones beneficially owned 3,251,278 shares representing 5.5% of the Issuer’s outstanding Common Stock based on 59,392,311 shares stated to be outstanding as of December 31, 2009 in the Issuer’s Form 10-K filed with the SEC on February 26, 2010; as of December 31, 2010, Mr. Jones beneficially owned 3,557,002 shares representing 6.8% of the Issuer’s outstanding Common Stock based on 52,253,125 shares stated to be outstanding as of December 31, 2010 in the Issuer’s Form 10-K filed with the SEC on March 14, 2011; as of December 31, 2011, Mr. Jones beneficially owned 3,527,930 shares representing 7.0% of the Issuer’s outstanding Common Stock based on 50,144,703 shares stated to be outstanding as of December 31, 2011 in the Issuer’s Form 10-K filed with the SEC on March 12, 2012; as of December 31, 2012, Mr. Jones beneficially owned 3,110,604 shares representing 6.5% of the Issuer’s outstanding Common Stock based on 47,745,592 shares stated to be outstanding as of December 31, 2012 in the Issuer’s Form 10-K filed with the SEC on March 18, 2013; as of December 31, 2013, Mr. Jones beneficially owned 3,187,355 shares representing 6.6% of the Issuer’s outstanding Common Stock based on 48,338,335 shares stated to be outstanding as of December 31, 2013 in the Issuer’s Form 10-K filed with the SEC on March 17, 2014; and as of December 31, 2014, Mr. Jones beneficially owned 3,002,487 shares representing 6.3% of the Issuer’s outstanding Common Stock based on 47,378,794 shares stated to be outstanding as of December 31, 2014 in the Issuer’s Form 10-K filed with the SEC on March 16, 2015.

** As of March 31, 2015, Mr. Jones may be deemed to beneficially own an additional 273,746 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2015

BOLAND T. JONES

By: /s/ Boland T. Jones

Boland T. Jones, Individually

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